Exhibit 2.8

Execution Version

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is entered into as of June 10, 2025 (the “Effective Date”) by Blue Merger Sub, a Cayman Islands exempted company limited by shares (the “Joining Party”). Reference is made to the Business Combination Agreement dated June 12, 2024, as further amended on November 7, 2024, January 8, 2025, March 28, 2025, and April 30, 2025, as the same may be further amended from time to time (the “Business Combination Agreement”), among Blue Gold Holdings Limited, a private company limited by shares incorporated under the laws of England and Wales (“BGHL”), (ii) Blue Gold Limited, a Cayman Islands exempted company limited by shares (“PubCo”), and (iii) Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares (“Perception”). Capitalized terms used without definition shall have the meanings ascribed in the Business Combination Agreement.

WHEREAS, pursuant to the Business Combination Agreement, the Joining Party was created in the Cayman Islands for the purpose of effecting the Contemplated Transactions.

NOW, THEREFORE, in consideration of the above premises and mutual representations, warranties, covenants and agreements in this Joinder Agreement, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged by the Joining Party, the Joining Party agrees as follows:

1. The Joining Party (a) acknowledges that the Joining Party has received and reviewed a complete copy of the Business Combination Agreement and (b) agrees that, upon execution of this Joinder Agreement, the Joining Party shall become a party to the Business Combination Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Business Combination Agreement as though an original party. Upon acceptance of this Joinder Agreement by BGHL, Perception and PubCo, the Joining Party shall be deemed a party to the Business Combination Agreement for all purposes and subject to all obligations and entitled to all rights incidental.

2. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

3. This Joinder Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute but one instrument. Delivery of an executed counterpart of this Joinder Agreement by electronic transmission (including documents in PDF format) shall be effective as delivery of a manually executed counterpart of this Joinder Agreement.

[Signatures follow.]

The Joining Party has executed this Joinder Agreement as of the Effective Date.

JOINING PARTY:

Blue Merger Sub

By:	/s/ Richard W. Gaenzle, Jr.
Name:	Richard W. Gaenzle, Jr.
Title:	Director

ACCEPTED:

Blue Gold Holdings Limited

By	/s/ Andrew Cavaghan
Name:	Andrew Cavaghan
Title:	Executive Chairman

Blue Gold Limited

By:	/s/ Richard W. Gaenzle, Jr.
Name:	Richard W. Gaenzle, Jr.
Title:	Authorized Signatory

Perception Capital Corp. IV

By:	/s/ Richard W. Gaenzle, Jr.
Name:	Richard W. Gaenzle, Jr.
Title:	Chief Executive Officer